UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the Month of September 2006
Commission File Number 001-32945

WNS (HOLDINGS) LIMITED
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Jersey, Channel Islands
(Jurisdiction of incorporation or organization)

Gate 4, Godrej & Boyce Complex
Pirojshanagar, Vikroli (W)
Mumbai 400 079, India
+91-22-6797-6100
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE
EXHIBIT INDEX
EX-99.1 Press release of WNS (Holdings) Limited dated September 19, 2006.

Other Events
On September 19, 2006, WNS (Holdings) Limited issued a press release announcing the appointment of Aniruddha Limaye as Chief People Officer. A copy of this press release dated September 19, 2006 is attached hereto as Exhibit 99.1.
Exhibit

99.1	Press release of WNS (Holdings) Limited dated September 19, 2006.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: September 19, 2006

WNS (HOLDINGS) LIMITED
By:	/s/ Zubin Dubash
Name:	Zubin Dubash
Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	Press release of WNS (Holdings) Limited dated September 19, 2006.